

February 10, 2015

Via E-mail
Mr. Matthew Wolsfeld
Chief Financial Officer
Northern Technologies International Corporation
4201 Woodland Road
P.O. Box 69
Circle Pines, MN 55014

     Re: **Northern Technologies International Corporation**
               Form 10-K for the Fiscal Year Ended August 31, 2014
               Filed November 14, 2014
               Form 10-Q for the Fiscal Quarter Ended November 30, 2014
               Filed January 8, 2015
               File No. 1-11038

Dear Mr. Wolsfeld:

     We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2014

Item 8. Financial Statements and Supplementary Data, page 48

Consolidated Statements of Cash Flows, page 54

1.   Please tell us why your dividends from your joint ventures have been classified as cash flows from investing activities rather than cash flows from operating activities. Refer to ASC 230-10-45-16.

Note 7. Investments in Joint Ventures, page 60

2.   We have the following comments regarding the financial information related to your investments in joint ventures:

  * You indicate that you have summarized the joint venture financial information from the audited and unaudited financial statements of the company's joint venture in Germany, China and all of the company's other joint ventures. Please address the appropriateness of referring to the apparent use of unaudited financial information given that this financial information is included in your audited financial statements. Please identify for us which joint venture financial information was derived from unaudited financial statements. Quantify for us, in relationship to the financial information provided in this footnote, the amount of information that is unaudited;

  * Please tell us who audited the financial information of your German and Chinese joint ventures. In this regard, we note that your auditor's report does not refer to the work of other auditors. Given the significance of these joint venture entities to your consolidated financial statements, please explain to us the procedures your auditor undertook to audit the financial information related to the EXCOR and China joint ventures in accordance with the standards of the PCAOB; and

  * You indicate that the financial information of your foreign joint ventures are initially prepared using the accounting principles accepted in the respective joint ventures' countries of domicile. Amounts related to joint ventures have subsequently been adjusted to conform with U.S. GAAP. Please tell us who has taken responsibility for those adjustments.

Form 10-Q for the Fiscal Quarter Ended November 30, 2014

Item 1. Financial Statements, page 1

Note 15. Subsequent Event, page 13

3.   Please tell us and disclose in future filings the accounting implications of the termination of your joint venture arrangement in China, including, but not limited to, impairment of your investment in the joint venture, collectability of receivables from sales of product and fees for services from the joint venture, and recoverability of inventory.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Jeanne Baker at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief